January 27, 2016

U.S. Securities and Exchange Commission                            Via EDGAR
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549
Attn:    Jim Allegretto, Senior Assistant Chief Accountant

Re:	Big Lots, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2015
Filed March 31, 2015
File No. 001-08897

Ladies and Gentlemen:

Set forth below are the responses of Big Lots, Inc. (“we,” “us,” “our,” “Big Lots” and the “Company”) to the comments regarding the above-referenced filing contained in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated January 15, 2016. For your convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by our response. Unless otherwise stated, references to years in our responses relate to fiscal years of Big Lots rather than calendar years.

Note 7 - Share-based Plans, page 57

1.
We note your disclosure on page 60 that you issued performance share units during 2014 that vest if certain financial performance objectives are achieved over a three-year performance period. Your disclosure suggests that a grant date and service inception date is not established for these awards until the beginning of the third fiscal year when you communicate the financial performance objectives for the third fiscal year of the award. Please tell us how you determined that the service inception date for these awards does not precede the grant date or otherwise explain why the grant date occurs in the final year of a 3 year performance obligation in turn triggering the service inception date. To the extent applicable, please explain how the awards did or did not meet the criteria in ASC 718-10-55-108 or any other relevant ASC guidance.

Response: Under ASC 718-10-20, the grant date of an award is “the date at which an employer and an employee reach a mutual understanding of the key terms and conditions of a share-based

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January 27, 2016

payment award.” The performance share units will cliff-vest in 2017, contingent upon the employee’s continuous service and the Company achieving certain financial performance objectives that are defined as the average of the annual performance targets established for fiscal years 2014, 2015, and 2016.  Although the Company provided the fiscal 2014 performance targets applicable to our 2014 performance share units awards on the date the awards were communicated to the employee, the Company did not provide the fiscal 2015 or fiscal 2016 performance targets (i.e., years two and three of the performance measurement period) at such time. Because certain of the key terms of the award terms were not available on such date (i.e., the second and third year performance targets which are necessary to calculate the average three-year performance targets that must be met in order for the awards to vest), the Company determined that (1) the employer and employee could not reach a mutual understanding of the key terms and conditions of the award as of such date and (2) the employer and employee will only have a mutual understanding of the key terms and conditions of the award when the Company (through the Compensation Committee of the Board of Directors) establishes and communicates the second and third year performance targets to the employee, which may not occur until approval of the 2016 operating plan in March 2016. Accordingly, the grant date for the performance share units will occur on the date when the performance targets for all years are known and communicated to the employee, as opposed to the date when the award is initially communicated to the employee.

Given that the grant date will not be established until a future date (i.e., when the third year performance targets are communicated to the employee), the Company reviewed the guidance in ASC 718-10-35-6, which defines the “service inception date” as “the beginning of the requisite service period,” to determine the appropriate expensing methodology. Specifically, ASC 718-10-35-6 states that “if the service inception date precedes the grant date, accrual of compensation cost for periods before the grant date shall be based on the fair value of the award at the reporting date.” The Company reviewed the analogous examples beginning at ASC 718-10-55-107 to determine the appropriate accounting treatment for the specific awards granted. Upon reviewing ASC 718-10-55-108, the Company determined it did not meet the criteria to accrue expense based on the service inception date instead of the grant date. The Company met criteria (a) and (b) of ASC 718-10-55-108 as the awards were authorized and service for the three-year duration of the award begins prior to the technical grant date. The Company did not meet criteria (c) as we concluded that a substantive performance period exists following the grant date (i.e., approximately one year) and the performance condition associated with the award (i.e., three-year average of the performance targets) does not have a defined scenario where the award would be forfeited prior to the grant date. Given that not all of the criteria in ASC 718-10-55-108 are met for the 2014 performance share units, these awards should only begin their expensing cycle when all performance targets are communicated (i.e., on the grant date) and should be expensed ratably over the requisite service period (i.e., the period from the grant date until the completion of the performance period) based on the grant date fair value. This treatment would be consistent with the example provided in ASC 718-10-55-115.

U.S. Securities and Exchange Commission
January 27, 2016

Note 9 - Income taxes, page 65

2.
We note your disclosure on page 24 that you classified within fiscal 2014 discontinued operations “the U.S. income tax benefit related to the excess tax basis in the common shares of Big Lots Canada, Inc. that we <you> should recover as a worthless stock deduction in 2014.” We also note your disclosure on page 66 that the $23.9 million deferred tax asset related to the impaired investment in a foreign subsidiary was recovered as a worthless stock deduction during 2014. Please address the following comments related to your tax treatment for these items:

•
Citing authoritative accounting guidance, where applicable, explain in sufficient detail how you accounted and the related timing for this worthless stock deduction during the periods presented. To assist our understanding, provide us with the related journal entries you recorded.

Response: At the end of fiscal 2013, the Company’s investment in its wholly-owned subsidiary Big Lots Canada Inc. (“BLCan”) was approximately $92 million. In the fourth quarter of 2013, the Company announced its intention to cease its Canadian operations and recorded in its general ledger a loss of $68 million related to the impairment of its investment in BLCan. At February 1, 2014 (i.e., the last day of our fiscal 2013), the income tax basis of our investment in BLCan exceeded the book/general ledger basis of the investment by $68 million.

Under ASC 740-30-25-9, a deferred tax asset will be recognized with respect to an investment in a subsidiary or corporate joint venture that is essentially permanent in duration (in an amount equal to the excess of the tax basis of the investment over the amount of the investment as determined for financial reporting purposes) only if it is apparent that the temporary difference will reverse in the foreseeable future. The term “foreseeable future” is not specifically defined in ASC 740, but is generally interpreted to be the period within 12 months of the financial reporting date. At the end of fiscal 2013, it was apparent that the temporary outside basis difference in the shares of BLCan would reverse in 2014 as BLCan would cease operations in 2014 and the Company’s investment in the shares of BLCan would be worthless. Thus, the Company would be entitled to an Internal Revenue Code (“IRC”) Section 165(g)(3) ordinary loss deduction related to the worthless BLCan stock on its fiscal 2014 federal income tax return. Therefore, in fiscal 2013, the Company recorded a deferred tax asset (i.e., tax benefit) for the approximately $68 million of excess tax basis in BLCan stock.

The entry made to record the Deferred Income Tax Asset on Excess Tax Basis at the end of fiscal 2013 was:

DR	Deferred Income Tax Asset	$23.9M
CR	Deferred Income Tax Expense		$23.9M

During fiscal 2014, all BLCan operations ceased and we liquidated the Canadian operations. BLCan was dissolved on June 10, 2014. BLCan was insolvent at the time of its dissolution. The remaining book basis ($24 million) of the BLCan stock was written off by the Company at that

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time. The Company was entitled to a worthless stock deduction of approximately $92 million on its 2014 federal income tax return, which resulted in a $37.7 million income tax benefit. The entries made in fiscal 2014 to reflect the income tax effect of the remaining write down of the book investment and the IRC Section 165(g)(3) worthless stock loss were as follows:

(1)	Write down of remaining book investment (which gives rise to an IRC Section 165(g)(3) worthless stock loss in the same year)

DR	Current Income Taxes Payable	$13.8M
CR	Current Income Tax Expense		$13.8M

(2)	Recognition of the IRC Section 165(g)(3) loss on the 2013 investment write down

DR	Deferred Income Tax Expense	$23.9M
DR	Current Income Taxes Payable	$23.9M
CR	Deferred Income Tax Asset		$23.9M
CR	Current Income Tax Expense		$23.9M

•
Tell us why you did not record the tax benefit of this deduction in an earlier period, such as the fourth quarter of 2013 when you announced your intentions to cease Canadian operations, as opposed to 2014.

Response: As discussed above, the Company claimed a deferred income tax benefit of $23.9 million in fiscal 2013 related to the book-tax difference associated with its outside basis in the BLCan stock that existed at February 1, 2014 (i.e., the last day of our fiscal 2013) in light of our intention to cease BLCan operations in 2014. At the end of fiscal 2013, BLCan still had positive net equity and approximately 15 retail stores were still operating. BLCan was not insolvent at the end of fiscal 2013. Therefore, at the end of fiscal 2013, the Company did not meet the requirements to claim a worthless stock loss on its 2013 income tax returns. The Company closed the aforementioned stores during the first quarter of fiscal 2014 and ceased all remaining BLCan operations. The deduction for the wholly worthless BLCan stock was not claimed for income tax return purposes until 2014 as the BLCan stock was wholly worthless upon BLCan’s dissolution on June 10, 2014.

On January 14, 2015, the Company requested that the Internal Revenue Service (“IRS”) enter into a pre-filing agreement permitting the Company to claim a worthless stock loss deduction under IRC Sections 165(a) and 165(g)(3) on its fiscal 2014 federal income tax return. On November 3, 2015, the Company and the IRS entered into a “Closing Agreement on Final Determination Covering Specific Matters,” which held that the worthless stock deduction of approximately $92 million should be recognized on the Company’s fiscal 2014 federal income tax return. Therefore, the Company believes the current benefit of the worthless stock deduction was properly reflected on the Company’s 2014 consolidated financial statements because 2014 was the year in which the Company was entitled to the ordinary deduction on its income tax returns.

U.S. Securities and Exchange Commission
January 27, 2016

•
You disclose on page 24 that the income tax benefit related to this deduction was $13.8 million. Please explain the difference between this amount and the benefit to your deferred income taxes of $54.7 million discussed on page 31 and the deferred tax asset of $23.9 million on page 66.

Response: Our 10-K discloses several aspects of the impact of the income tax benefit related to the worthless stock deduction of BLCan. As noted in the response to the first bullet above, at the end of fiscal 2013, the Company increased deferred tax assets (and recorded an income tax benefit) by $23.9 million for the tax benefit of the excess income tax basis in the stock of BLCan. This is the deferred tax asset noted in table of components of deferred tax assets and liabilities at February 1, 2014 on page 66.  As also noted above, when we became entitled to the IRC Section 165(g)(3) loss in our fiscal 2014, a current income tax benefit of $13.8 million was recorded as a reduction of income tax expense in 2014 as disclosed on page 24. Additionally, due to the fact that the IRC Section 165(g)(3) loss was claimed on our 2014 income tax returns, the $23.9 million deferred tax asset reversed to zero in 2014, as disclosed on page 66.

Finally, on page 31, in Management’s Discussion and Analysis, in a paragraph discussing changes in cash flows between 2014 and 2013, it was noted that the year-over-year impact on cash flow from deferred taxes was $54.7 million. The $54.7 million is composed of two primary components. First, related to BLCan, in 2013, a deferred tax asset was recorded for $23.9 million (as noted just above in the preceding paragraph) which was a use of cash. As also noted above, in 2014, this deferred tax asset reversed, reducing the income taxes payable, which was a source of cash from our deferred income taxes, and is reflected in the following table:

2014 decrease in deferred tax assets		$23.9M	[Source of cash]
Less:	2013 increase in deferred tax assets	- ($23.9M)	[(Use of cash)]
Year-over-year change		$47.8M

The second primary component of approximately $6.9 million is principally associated with deferred income taxes related to fixed assets and depreciation.

Note 16 - Business Segment Data, page 74

3.
We note that your seven merchandise categories “match our internal management and reporting of merchandising net sales.” You also state in Note 1 that you manage your business based on one segment, discount retailing, which we interpret to mean you believe you have one operating segment. Please reconcile these two statements and explain the reasons why each or some combination of your merchandise categories does not represent an operating segment. Please be detailed in providing the reasons for your determination. As part of your analysis, please tell us how your management structure is organized and the nature of the financial information regularly reviewed by your chief operating decision maker. Please also identify the chief operating decision maker as part of your response. We may have further comment.

U.S. Securities and Exchange Commission
January 27, 2016

Response: David J. Campisi, our Chief Executive Officer and President, is our Chief Operating Decision Maker (“CODM”) as that term is defined in ASC 280-10-50-5. The CODM receives and reviews reports presented on a single operating segment basis, which is consistent with investor presentations and our conference call dialogue. Our continuing operations in the United States consist of a single brand company which operates under the Big Lots banner, and all of our business locations are presented to our customers under that single banner. We do not have any locations that operate under another banner. Our Big Lots locations carry merchandise for sale to our customers which we classify within seven merchandise categories. We do not have any locations that solely sell a single merchandise category or grouping of categories (i.e., all of our stores sell merchandise from all seven merchandise categories).

We believe presenting our net sales in these merchandise categories provides context to seasonal sales variations and is consistent with our internal management of merchandise procurement and reporting. As disclosed on page 15, our internal management team is structured with the following officers reporting to our Chief Executive Officer and President at March 31, 2015:

•	Executive Vice President, Chief Operating Officer

•	Executive Vice President, Chief Merchandising Officer

•	Executive Vice President, Chief Financial Officer

•	Senior Vice President, Human Resources and Corporate Secretary

•	Senior Vice President, Chief Customer Officer

Subsequent to the filing of our 2014 Form 10-K, we restructured our internal management team with the following officers currently reporting to our Chief Executive Officer and President:

•	Executive Vice President, Chief Merchandising and Operating Officer

•	Executive Vice President, Chief Administrative Officer and Chief Financial Officer

•	Executive Vice President, Human Resources and Store Operations

•	Senior Vice President, General Counsel and Corporate Secretary

•	Senior Vice President, Chief Customer Officer

Our Chief Merchandising and Operating Officer is responsible for the selection, procurement, allocation, and sales of merchandise, and our information systems. The other above-listed officers are responsible for the operating expenses related to our stores, distribution centers and corporate office, the selection of our store real estate, legal expenses and the methods of communication with our employees and customers.

On our merchandising team, we have three Senior Vice Presidents, General Merchandise Managers, who report to our Chief Merchandising Officer. We have seven Vice Presidents, Divisional Merchandise Managers, who report to our General Merchandise Managers. Two or three Divisional Merchandise Managers report to each General Merchandise Manager. Each Divisional Merchandise Manager is responsible for one merchandise category.

Our CODM regularly reviews financial information on net sales (in both total dollar amounts and on a comparable store basis) broken down by merchandise category. We do not track discrete financial information relating to operating costs associated with our seven merchandise

U.S. Securities and Exchange Commission
January 27, 2016

categories. Our operating costs are associated with an individual store, distribution center or corporate location. We track operating expenses for items such as occupancy costs and payroll by location as those expenses are directly attributable to that site. Our merchandise categories do not have sites and our associates within our store locations are not specifically attributable to a merchandise category. Our store associates perform duties throughout the entire store for all merchandise categories.

Our CODM does not allocate resources for items such as capital expenditures to any of the General Merchandise Managers or Divisional Merchandise Managers. Our CODM instead allocates resources to members of our senior leadership team, including our Chief Merchandising Officer. Our Chief Merchandising Officer determines how the resources allocated to her would be best utilized to enhance and grow overall net sales, and does not allocate those resources to a level subordinate to her to make those determinations.

Therefore, none of our merchandise categories meets the criteria to be classified as a separate operating segment under ASC 280-10-50-1 because (1) we do not have discrete financial information to measure their operating profit, and (2) our CODM does not allocate resources to either our General Merchandise Managers or Divisional Merchandise Managers to operate any merchandise category independently.

**********

As requested by the Staff, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our Form 10-K for the fiscal year ended January 31, 2015;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Big Lots, I thank you for your consideration of our responses. If you have any questions or would like to discuss any of the information covered in this letter, please contact me at (614) 278-6800.

Sincerely,

/s/ Timothy A. Johnson

Timothy A. Johnson
Executive Vice President, Chief Administrative Officer
and Chief Financial Officer